UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)  OF THE

SECURITIES EXCHANGE ACT OF 1934

Buckeye GP Holdings L.P.

(Name of Subject Company)

Buckeye GP Holdings L.P.

(Name of Person Filing Statement)

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

William H. Schmidt, Jr.

Five TEK Park

9999 Hamilton Blvd.

Breinigsville, Pennsylvania

(610) 904-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
Filing Person)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a press release of Buckeye GP Holdings L.P. (“BGH”), dated October 29, 2008, announcing that the Special Committee of the board of directors of MainLine Management LLC, the general partner of BGH, has retained financial and legal advisors to assist the Special Committee in its review of the previously announced proposal from BGH GP Holdings, LLC (“BGH Holdings”) to acquire all of the outstanding common units of the BGH that are not already owned by BGH Holdings. This press release has been posted on BGH’s website at www.buckeyegp.com.

BUCKEYE GP HOLDINGS L.P. SPECIAL COMMITTEE
RETAINS FINANCIAL AND LEGAL ADVISORS

Breinigsville, PA – October 29, 2008. . .. Buckeye GP Holdings L.P. (NYSE: BGH) (“BGH”) today announced that the Special Committee of the Board of Directors of MainLine Management LLC, the general partner of BGH, has retained Morgan Stanley & Co. Incorporated as its financial advisor and McDermott Will & Emery LLP and Richards, Layton & Finger, P.A. as its legal advisors to assist the Special Committee in its review of the previously announced proposal from BGH GP Holdings, LLC (“BGH Holdings”) to acquire all of the outstanding common units of BGH that are not already owned by BGH Holdings.

About Buckeye GP Holdings L.P.:

Buckeye GP Holdings L.P. is a limited partnership that owns Buckeye GP LLC, the general partner of Buckeye Partners, L.P., and 100 percent of the incentive distribution rights in Buckeye Partners, L.P.  Buckeye GP Holdings L.P. also owns the general partnership interests in certain of the operating subsidiaries of Buckeye Partners, L.P.  More information concerning Buckeye GP Holdings L.P. is available at www.buckeyegp.com.  More information concerning Buckeye Partners, L.P. is available at www.buckeye.com.

* * * * *

This announcement is neither an offer to purchase nor a solicitation of an offer to sell units of BGH.  BGH Holdings has not yet commenced the tender offer described herein.  The tender offer will be made only through a tender offer statement.  Investors and unitholders are strongly advised to read the tender offer statement.  In addition, BGH will file a solicitation/recommendation statement with respect to the tender offer.  The tender offer statement and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The tender offer statement, the solicitation/recommendation statement, and other filed documents will be available for free at the Securities and Exchange Commission’s website at www.sec.gov.